UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For 29 December 2014

Harmony Gold Mining Company Limited

Randfontein Office Park

Corner Main Reef Road and Ward Avenue

Randfontein, 1759

South Africa

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-
F or Form 40-F.)

Form 20-F X   Form 40-F

(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)

Yes   No X

Harmony Gold Mining Company Limited
("Harmony" or "Company")
Incorporated in the Republic of South Africa
Registration number 1950/038232/06
JSE Share code: HAR
NYSE Share code: HMY
ISIN: ZAE000015228

NOTIFICATION IN TERMS OF SECTION 122(3)(b) OF THE COMPANIES ACT AND
PARAGRAPH 3.83(b) OF THE JSE LISTINGS REQUIREMENTS

In accordance with section 122(3)(b) of the Companies Act 71 of 2008
("the Act") and paragraph 3.83(b) of the JSE Limited Listings
Requirements, shareholders are hereby advised that Harmony has received
formal notification that Van Eck Associate Corporation have, in
aggregate, acquired an interest in the ordinary shares of the Company,
such that the total interest in the ordinary shares in the Company held
by Van Eck Associate Corporation now amounts to 12.11% of the total
issued shares of the Company.

Harmony has, as required by section 122(3)(a) of the Act filed the
required notice with the Take Over Regulation Panel.

For more details contact:

Henrika Ninham
Investor Relations Manager
On +27 (0)82 759 1775

29 December 2014

Sponsor:
J.P. Morgan Equities South Africa Proprietary Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: December 29, 2014

Harmony Gold Mining Company Limited

By: /s/ Frank Abbott

Name: Frank Abbott
Title: Financial Director